UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

SPRINT CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

85207 U 10 5

(CUSIP Number)

Kenneth A. Siegel, Esq. Morrison & Foerster LLP Shin-Marunouchi Building, 29th Floor 5-1, Marunouchi 1-Chome Chiyoda-ku, Tokyo, 100-6529 Japan 011-81-3-3214-6522	Robert S. Townsend, Esq. Morrison & Foerster LLP 425 Market Street San Francisco, CA 94105-2482 (415) 268-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85207 U 10 5

1	Name of Reporting Persons SoftBank Group Corp.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds WC, BK (1)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Japan
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,249,868,825 (1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,249,868,825 (1)(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,249,868,825 (1)(2)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 80.79% (2)(3)
14	Type of Reporting Person HC, CO

(1)	Such figure reflects (i) a reclassification exempt under Rule 16b-7 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in which Sprint Corporation (formerly known as “Starburst II, Inc.” and referred to herein as “Sprint”) Class B Common Stock, par value $0.01 per share (“Sprint Class B Common Stock”), held by Starburst I, Inc. (“Starburst I”) was reclassified into 3,076,525,523 shares of Sprint common stock, par value $0.01 per share (the “Sprint Common Stock”); (ii) the issuance by Sprint to Starburst I of the Sprint Warrant, dated July 10, 2013 (the “Warrant”), which is subject to anti-dilution adjustment, as described in the Warrant; and (iii) purchases of Sprint Common Stock made in compliance with Rule 10b-18 (“Rule 10b-18”) under the Exchange Act (as more fully described in Item 3 of this Schedule 13D, the “Galaxy Purchases”) by Galaxy Investment Holdings, Inc. (“Galaxy”).
(2)	As more fully described in the responses to Item 2 and Items 4 through 6 of this Schedule 13D, SoftBank Group Corp. (formerly known as SoftBank Corp. and referred to herein as “SoftBank”), Starburst I and Galaxy (collectively, the “Reporting Persons”) may be deemed to be members of a “group” under Section 13(d) of the Exchange Act by virtue of SoftBank’s ownership of Starburst I and Galaxy, the Agreement and Plan of Merger, dated as of October 15, 2012, by and among Sprint Nextel Corporation (“Sprint Nextel”), SoftBank, Starburst I, Sprint and Starburst III, Inc., as amended as of November 29, 2012, April 12, 2013 and June 10, 2013 (as amended, the “Merger Agreement”), the Warrant, and the Galaxy Purchases.
(3)	Percentage of class that may be deemed to be beneficially owned by SoftBank is based on the outstanding Sprint Common Stock as set forth in Sprint’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “Commission”) on August 7, 2015 (and including shares of Sprint Common Stock issuable upon exercise of the Warrant).

CUSIP No. 85207 U 10 5

1	Name of Reporting Persons Starburst I, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,131,105,447 (1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,131,105,447 (1)(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,131,105,447 (1)(2)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 77.83% (2)(3)
14	Type of Reporting Person HC, CO

(1)	Such figure reflects (i) a reclassification exempt under Rule 16b-7 under the Exchange Act in which Sprint Class B Common Stock held by Starburst I was reclassified into 3,076,525,523 shares of Sprint Common Stock and (ii) the issuance of the Warrant, which is subject to anti-dilution adjustment, as described in the Warrant.
(2)	As more fully described in the responses to Item 2 and Items 4 through 6 of this Schedule 13D, the Reporting Persons may be deemed to be members of a “group” under Section 13(d) of the Exchange Act by virtue of SoftBank’s ownership of Starburst I and Galaxy, the Merger Agreement, the Warrant and the Galaxy Purchases. Starburst I expressly disclaims beneficial ownership with respect to the shares of Sprint Common Stock deemed to be beneficially owned by SoftBank and Galaxy, except to the extent of Starburst I’s direct pecuniary interest in the shares of Sprint Common Stock directly beneficially owned by Starburst I.
(3)	Percentage of class is based on the outstanding Sprint Common Stock as set forth in Sprint’s Quarterly Report on Form 10-Q, filed with the Commission on August 7, 2015 (and including shares of Sprint Common Stock issuable upon exercise of the Warrant).

CUSIP No. 85207 U 10 5

1	Name of Reporting Persons Galaxy Investment Holdings, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 118,763,378 (1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 118,763,378 (1)(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 118,763,378
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.99% (2)(3)
14	Type of Reporting Person HC, CO

(1)	Such figure reflects the Galaxy Purchases.
(2)	As more fully described in the responses to Item 2 and Items 4 through 6 of this Schedule 13D, the Reporting Persons may be deemed to be members of a “group” under Section 13(d) of the Exchange Act by virtue of SoftBank’s ownership of Starburst I and Galaxy, the Merger Agreement, the Warrant, and the Galaxy Purchases. Galaxy expressly disclaims beneficial ownership with respect to the shares of Sprint Common Stock deemed to be beneficially owned by SoftBank and Starburst I, except to the extent of Galaxy’s direct pecuniary interest in the shares of Sprint Common Stock directly beneficially owned by Galaxy.
(3)	Percentage of class is based on the outstanding Sprint Common Stock as set forth in Sprint’s Quarterly Report on Form 10-Q, filed with the Commission on August 7, 2015.

EXPLANATORY NOTE

This Amendment No. 7 (this “Schedule 13D”) is being jointly filed on behalf of SoftBank Group Corp. (formerly known as SoftBank Corp.), a Japanese kabushiki kaisha (“SoftBank”), Starburst I, Inc., a Delaware corporation and wholly owned subsidiary of SoftBank (“Starburst I”) and Galaxy Investment Holdings, Inc., a Delaware corporation and wholly owned subsidiary of SoftBank (“Galaxy”, and together with SoftBank and Starburst I, the “Reporting Persons”, and each a “Reporting Person”) with respect to Sprint Corporation, a Delaware corporation (referred to herein as “Sprint” or the “Issuer”). This Schedule 13D amends the Schedule 13D filed by SoftBank, Starburst I, Sprint and Starburst III, Inc., a Kansas corporation (“Merger Sub”) on October 25, 2012, as amended on April 22, 2013 and June 11, 2013, as amended and restated on July 12, 2013, as amended on August 6, 2013 and August 27, 2013, and as amended and restated on September 18, 2013 (as amended and/or restated from time to time, the “Original 13D”), which relates to the common stock of Sprint, par value $0.01 per share (the “Sprint Common Stock”).

In connection with the completion of the Merger, as defined in the Agreement and Plan of Merger, dated as of October 15, 2012, by and among Sprint Nextel Corporation (“Sprint Nextel”), SoftBank, Starburst I, Sprint, and Merger Sub, as amended as of November 29, 2012, April 12, 2013 and June 10, 2013 (as amended, the “Merger Agreement”, which is incorporated by reference from Exhibits 99.2 through 99.5 to this Schedule 13D), Merger Sub was merged into Sprint Nextel, Sprint became the parent company of Sprint Nextel, with Sprint Nextel becoming its wholly owned subsidiary, and Sprint Nextel changed its name to “Sprint Communications, Inc.”

This Schedule 13D is being filed to reflect open market purchases of Sprint Common Stock by Galaxy between August 10, 2015 and August 18, 2015 in compliance with Rule 10b-18 (“Rule 10b-18”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (such purchases, the “New Galaxy Purchases”).

Other than as set forth below, all Items in the Original 13D are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Original 13D.

Item 2.	Identity and Background.

Item 2 of the Original 13D is hereby amended and restated in its entirety to read as follows:

“(a) through (f) This Schedule 13D is being jointly filed on behalf of SoftBank, Starburst I and Galaxy.

The Sprint Common Stock reported on this Schedule 13D is beneficially owned directly by Starburst I and Galaxy, as described in Item 5 to this Schedule 13D. SoftBank is included as a Reporting Person solely because it is the sole owner of both Starburst I and Galaxy. Pursuant to (i) SoftBank’s ownership of Starburst I and Galaxy; (ii) the Merger Agreement; (iii) the issuance by Sprint to Starburst I of the Sprint Warrant, dated July 10, 2013 (the “Warrant”, a copy of which is included as Exhibit 99.6 and incorporated by reference into Items 2 through 6 of this Schedule 13D); (iv) the Galaxy Purchases (as defined in Item 3 hereof); and (v) Rule 13d-5(b)(1) under the Exchange Act, SoftBank, Starburst I and Galaxy may be deemed to be a “group” and such “group” may be deemed to have acquired beneficial ownership for purposes of Section 13(d) of the Exchange Act, of all of the Sprint Common Stock beneficially owned by such “group.” Starburst I expressly disclaims beneficial ownership with respect to the shares of Sprint Common Stock deemed to be beneficially owned by SoftBank and Galaxy, except to the extent of Starburst I’s direct pecuniary interest in the shares of Sprint Common Stock directly beneficially owned by Starburst I. Galaxy expressly disclaims beneficial ownership with respect to the shares of Sprint Common Stock deemed to be beneficially owned by SoftBank and Starburst I, except to the extent of Galaxy’s direct pecuniary interest in the shares of Sprint Common Stock directly beneficially owned by Galaxy.

SoftBank Group Corp.
(a) Name of Person Filing	SoftBank Group Corp.
(b) Address of Principal Business Office	1-9-1, Higashi-Shimbashi Minato-ku, Tokyo 105-7303 Japan
(c) Principal Business	SoftBank is currently engaged in various businesses in the information industry, including mobile communications, broadband infrastructure, fixed-line telecommunications, and Internet culture.

(d) – (e) Criminal and Civil Proceedings	During the last five years, neither SoftBank nor, to SoftBank’s knowledge, any of the individuals referred to in Appendix A-1, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.
(f) Place of Organization	Japan

Starburst I, Inc.
(a) Name of Person Filing	Starburst I, Inc.
(b) Address of Principal Business Office	One Circle Star Way, San Carlos, California 94070
(c) Principal Business	Wholly owned subsidiary of SoftBank formed for purposes of holding a portion of SoftBank’s indirect interest in Sprint.
(d) – (e) Criminal and Civil Proceedings	During the last five years, neither Starburst I nor, to Starburst I’s knowledge, any of the individuals referred to in Appendix A-2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.
(f) Place of Organization	Delaware

Galaxy Investment Holdings, Inc.
(a) Name of Person Filing	Galaxy Investment Holdings, Inc.
(b) Address of Principal Business Office	One Circle Star Way, San Carlos, California 94070
(c) Principal Business	Wholly owned subsidiary of SoftBank formed for purposes of holding a portion of SoftBank’s indirect interest in Sprint.
(d) – (e) Criminal and Civil Proceedings	During the last five years, neither Galaxy nor, to Galaxy’s knowledge, any of the individuals referred to in Appendix A-3, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.
(f) Place of Organization	Delaware”

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original 13D is hereby amended and restated in its entirety to read as follows:

“The Reporting Persons own (directly or by being deemed a beneficial owner) the Sprint Common Stock pursuant to (i) a reclassification exempt under Rule 16b-7 under the Exchange Act, in which Sprint Class B Common Stock, par value $0.01 per share (the “Sprint Class B Common Stock”), held by Starburst I was reclassified into 3,076,525,523 shares of Sprint Common Stock, (ii) the issuance by Sprint to Starburst I of the Warrant, which is subject to anti-dilution adjustment, as described in the Warrant, and (iii) the Galaxy Purchases, as defined herein.

SoftBank financed the acquisition of Sprint Class B Common Stock by Starburst I through a combination of borrowings under a bridge loan agreement dated December 18, 2012 with Mizuho Corporate Bank, Ltd. (now Mizuho Bank, Ltd.), Sumitomo Mitsui Banking Corporation, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Deutsche Bank AG, Tokyo Branch; proceeds from a global offering of senior U.S. dollar and euro notes on April 23, 2013; and proceeds from Japanese domestic offerings of yen-denominated unsecured corporate bonds on March 1, 2013, March 12, 2013 and June 20, 2013.

Pursuant to the Merger Agreement, no additional consideration was payable in connection with the issuance to Starburst I of the Warrant to purchase 54,579,924 shares of Sprint Common Stock at a price of $5.25 per share. The Warrant is exercisable at any time until July 10, 2018.

Between August 1, 2013 and September 16, 2013, Galaxy purchased 74,559,641 shares of Sprint Common Stock (the “Prior Galaxy Purchases” and, together with the New Galaxy Purchases, the “Galaxy Purchases”) in accordance with Rule 10b-18, for an aggregate purchase price of $498,508,805.88, exclusive of any fees, commissions or other expenses.

Between August 10, 2015 and August 18, 2015, Galaxy consummated the New Galaxy Purchases of 44,203,737 shares of Sprint Common Stock, for an aggregate purchase price of $180,952,463, exclusive of any fees, commissions or other expenses (the shares acquired pursuant to the Galaxy Purchases are referred to herein as the “Galaxy Shares”). The Galaxy Purchases were financed from SoftBank’s general working capital. Galaxy directly beneficially owns the Galaxy Shares.”

Item 4.	Purpose of Transaction.

Item 4 of the Original 13D is hereby amended and restated in its entirety to read as follows:

“Purpose of the Transaction

SoftBank may be deemed a beneficial owner of the Sprint Common Stock in connection with the Merger and the subsequent reclassification described in Item 3 to this Schedule 13D, the issuance of the Warrant, and the Galaxy Purchases. The Merger is intended to make Sprint a stronger, more competitive company that will deliver significant benefits to U.S. consumers based on SoftBank’s expertise in the deployment of next-generation wireless networks and track record of success in taking share in mature markets from larger telecommunications competitors.

Starburst I directly owns the Sprint Common Stock in connection with the Merger and the subsequent reclassification described in Item 3 to this Schedule 13D, and may be deemed to beneficially own the shares of Sprint Common Stock issuable upon exercise of the Warrant.

Between August 1, 2013 and September 16, 2013, Galaxy consummated the Prior Galaxy Purchases of 74,559,641 shares of Sprint Common Stock in the open market in accordance with Rule 10b-18. Between August 10, 2015 and August 18, 2015, Galaxy consummated the New Galaxy Purchases of 44,203,737 shares of Sprint Common Stock in the open market in accordance with Rule 10b-18, or approximately 1.11% of the outstanding shares of Sprint Common Stock, based on the outstanding Sprint Common Stock as set forth in Sprint’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “Commission”) on August 7, 2015. Galaxy directly beneficially owns the Galaxy Shares. SoftBank currently expects Galaxy to make further purchases of Sprint Common Stock. However, SoftBank expects that such purchases will not increase SoftBank’s beneficial ownership in Sprint to 85% or more of the outstanding shares of Sprint Common Stock (which outstanding share count does not include the shares of Sprint Common Stock that would be issued upon exercise of the Warrant).

Plans or Proposals

The Reporting Persons, as stockholders in Sprint, intend to review their investment in Sprint and have discussions with representatives of Sprint and/or other stockholders of Sprint from time to time and, as a result thereof, may at any time and from time to time determine to take any available course of action and may take any steps to implement any such course of action. Such review, discussions, actions or steps may involve one or more of the types of transactions specified in clauses (a) through (j) of Item 4 of this Schedule 13D, including purchase or sale of Sprint Common Stock, business combination or other extraordinary corporate transactions, sales or purchases of material assets, changes in the board of directors or management of Sprint, changes to Sprint’s business or corporate structure, shared service agreements, collaborations, joint ventures and other business arrangements between or involving SoftBank and Sprint. Any action or actions the Reporting Persons might undertake in respect of the Sprint Common Stock will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price level and liquidity of the Sprint Common Stock; general market and economic conditions; ongoing evaluation of Sprint’s business, financial condition, operations, prospects and strategic alternatives; the relative attractiveness of alternative business and investment opportunities; tax considerations; and other factors and future developments. Notwithstanding anything to the contrary herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of such matters.”

Item 5.	Interest in Securities of the Issuer.

Item 5(a), (b) and (c) of the Original 13D are hereby amended and restated in their entirety to read as follows:

“(a)-(b) As of August 18, 2015, each Reporting Person may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and shared power to vote or direct the vote of up to the number of shares of Sprint Common Stock set forth in the table below and may be deemed to constitute a “group” under Section 13(d) of the Exchange Act as described in Item 2 of this Schedule 13D, which is incorporated herein by reference.

Reporting Person	Shares of Sprint Common Stock Such Reporting Person May Be Deemed to Beneficially Own	Percent of Voting Power of Sprint Common Stock(1)
SoftBank Group Corp.(2)	3,249,868,825	80.79%
Starburst I, Inc.(3)	3,131,105,447	77.83%
Galaxy Investment Holdings, Inc.(4)	118,763,378	2.99%

(1)	The respective percentages of beneficial ownership are based on 3,968,170,784 shares of Sprint Common Stock outstanding as set forth in Sprint’s Quarterly Report on Form 10-Q, filed with the Commission on August 7, 2015 (and, as to SoftBank and Starburst I beneficial ownership, including shares of Sprint Common Stock issuable upon exercise of the Warrant).
(2)	Consists of 3,076,525,523 shares of Sprint Common Stock held by Starburst I as a result of the Reclassification; the 54,579,924 shares of Sprint Common Stock underlying the Warrant, which may be exercised in whole or in part, at any time until July 10, 2018; and 118,763,378 shares of Sprint Common Stock held by Galaxy.
(3)	Consists of 3,076,525,523 shares of Sprint Common Stock held by Starburst I following the Reclassification and 54,579,924 shares of Sprint Common Stock issuable upon exercise of the Warrant, which may be exercised in whole or in part, at any time until July 10, 2018. Starburst I expressly disclaims beneficial ownership with respect to the shares of Sprint Common Stock deemed to be beneficially owned by SoftBank and Galaxy, except to the extent of Starburst I’s direct pecuniary interest in the shares of Sprint Common Stock directly beneficially owned by Starburst I.

(4)	Galaxy expressly disclaims beneficial ownership with respect to the shares of Sprint Common Stock deemed to be beneficially owned by SoftBank and Starburst I, except to the extent of Galaxy’s direct pecuniary interest in the shares of Sprint Common Stock directly beneficially owned by Galaxy.

(c) The information contained in Items 3 and 4 to this Schedule 13D is herein incorporated by reference. In connection with the closing of the Merger, all Sprint Nextel common stock and options to acquire Sprint Nextel common stock held by directors and executive officers of Sprint Nextel (immediately prior to the consummation of the Merger) were exchanged for Merger Consideration (as defined in the Merger Agreement) or options to purchase Sprint Common Stock pursuant to the terms of the Merger Agreement.

The weighted average price per share, exclusive of any fees, commissions or other expenses for the New Galaxy Purchases made between August 10, 2015 and August 18, 2015 are as set forth in the following table:

Purchase Date	Shares Purchased	Weighted Average Price per Share	Price Range for Shares Purchased
August 10, 2015	7,993,500	$3.74	$3.41 - $3.87
August 11, 2015	7,993,500	$3.90	$3.78 - $4.00
August 12, 2015	6,886,301	$3.76	$3.60 - $3.91
August 13, 2015	2,729,018	$3.98	$3.91 - $4.04
August 14, 2015	5,416,720	$4.06	$3.90 - $4.20
August 17, 2015	8,652,800	$4.61	$4.24 - $4.74
August 18, 2015	4,531,898	$4.71	$4.63 - $4.88

The Reporting Persons undertake to provide Sprint, any stockholder of Sprint, or the Staff of the Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this Item 5(c) to this Schedule 13D.

Except as set forth above or incorporated herein, none of (i) the Reporting Persons and, (ii) to the Reporting Persons’ knowledge, the persons set forth on Appendix A-1, A-2 or A-3 of this Schedule 13D has effected any transaction in Sprint Common Stock during the past 60 days.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original 13D is hereby amended to (i) delete the first paragraph thereof, and (ii) add the following paragraph to the end thereof:

“On March 17, 2014, Galaxy granted to Ronald D. Fisher an award of restricted stock units (the “RSU Award”) for 2,846,508 shares of Sprint Common Stock owned by Galaxy, as reported by the Reporting Persons in a Form 4 filed March 19, 2014. Galaxy granted the RSU Award to Mr. Fisher in connection with Mr. Fisher’s positions with Galaxy and SoftBank Holdings Inc.and in connection with the service that Mr. Fisher provides to the U.S. wholly owned subsidiaries of SoftBank, including, but not limited to, Galaxy and Starburst I, and as an incentive to continue such services. Each restricted stock unit represents a contingent right for Mr. Fisher to receive one share of Sprint Common Stock, or, in the sole discretion of Galaxy, a cash payment in lieu of all or a portion thereof. Subject to the provisions of the agreement for the RSU Award, the restricted stock units will vest in four equal installments on November 15 of 2015, 2016, 2017 and 2018. As to all unvested amounts, Galaxy retains voting rights of the Sprint Common Stock underlying the RSU Award, and may be deemed a beneficial owner of those shares. A copy of the agreement for the RSU Award is included as Exhibit 99.8 to this Schedule 13D and is incorporated by reference into this Item 6.”

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original 13D is hereby amended as follows:

By replacing Exhibits 99.8 and 99.11 with the following:

“99.8	Restricted Stock Unit Agreement, dated as of March 17, 2014, by and between Galaxy Investment Holdings, Inc. and Ronald D. Fisher.

99.11	Power of Attorney, dated as of August 12, 2015, executed by Ronald D. Fisher as President of Galaxy Investment Holdings, Inc.”

By deleting Exhibit 99.12 in its entirety.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2015

SOFTBANK GROUP CORP.

By:	/s/ Joshua O. Lubov
Name:	Joshua O. Lubov
Title:	Attorney-in-Fact

STARBURST I, INC.

By:	/s/ Joshua O. Lubov
Name:	Joshua O. Lubov
Title:	Attorney-in-Fact

GALAXY INVESTMENT HOLDINGS, INC.

By:	/s/ Joshua O. Lubov
Name:	Joshua O. Lubov
Title:	Attorney-in-Fact

Appendix A-1

EXECUTIVE OFFICERS AND DIRECTORS

OF

SOFTBANK GROUP CORP.

Set forth below is a list of each executive officer and director of SoftBank Group Corp. setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Masayoshi Son*, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Representative Director, Chairman & CEO of SoftBank Group Corp.

Nikesh Arora*, a citizen of the United States of America SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Representative Director, President and COO of SoftBank Group Corp.

Ken Miyauchi*, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Representative Director, President & CEO of SoftBank Corp., a wholly owned subsidiary of SoftBank Group Corp.	SoftBank Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan

Ronald D. Fisher*, a citizen of the United States of America SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Director and President of SoftBank Holdings Inc., a wholly owned subsidiary of SoftBank Group Corp.	SoftBank Holdings Inc. 38 Glen Avenue Newton, Massachusetts 02459

Yun Ma*, a citizen of the People’s Republic of China SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Executive Chairman of Alibaba Group Holding Limited, an online shopping sites operator	Alibaba Group Holding Limited 969 West Wen Yi Road Yu Hang District Hangzhou, 311121 People’s Republic of China

Tadashi Yanai*, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Chairman, President & CEO of FAST RETAILING CO., LTD., a casual apparel business	FAST RETAILING CO., LTD. 717-1 Sayama, Yamaguchi City, Yamaguchi 754-0894 Japan

Mark Schwartz*, a citizen of the United States of America SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Vice Chairman of The Goldman Sachs Group, Inc. and Chairman of Goldman Sachs Asia Pacific, global banking businesses	Goldman Sachs (Asia) LLC Cheung Kong Center, 68th Floor 2 Queens’s Road Central Hong Kong

Shigenobu Nagamori*, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Chairman of the Board, President & Chief Executive Officer, Nidec Corporation, a motor manufacturer	Nidec Corporation 338, Kuzetonoshiro-cho, Minami-ku, Kyoto 601-8205 Japan

Manabu Miyasaka*, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Representative Director and President of Yahoo Japan Corporation, an internet company	Yahoo Japan Corporation Midtown Tower 9-7-1 Akasaka Minato-ku, Tokyo 107-6211 Japan

Yoshimitsu Goto, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Executive Corporate Officer of SoftBank Group Corp.

Fumihiro Aono, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Corporate Officer of SoftBank Group Corp.

Masato Suzaki, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Corporate Officer of SoftBank Group Corp.

Kazuko Kimiwada, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Corporate Officer of SoftBank Group Corp.

Katsumasa Niki, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Corporate Officer of SoftBank Group Corp.

Tatsuhiro Murata**, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Full-time Audit & Supervisory Board Member of SoftBank Group Corp.

Maurice Atsushi Toyama**, a citizen of the United States of America SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Full-time Audit & Supervisory Board Member of SoftBank Group Corp.

Soichiro Uno**, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Partner at Nagashima Ohno & Tsunematsu, an international law firm	Nagashima Ohno & Tsunematsu JP Tower, 2-7-2 Marunouchi, Chiyoda-ku, Tokyo 100-7036 Japan

Kouichi Shibayama**, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Advisor at PwC Tax Japan, an international accounting firm	PwC Tax Japan Kasumigaseki Bldg. 15F, 2-5 Kasumigaseki 3-chome, Chiyoda-ku, Tokyo 100-6015 Japan

Hidekazu Kubokawa**, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Representative Partner at Yotsuya Partners Accounting Firm	Yotsuya Partners Accounting Firm 4F, 3-7 Yotsuya, Shinjuku-ku, Tokyo 160-0004 Japan

*	Director
**	Audit & Supervisory Board Member

Appendix A-2

EXECUTIVE OFFICERS AND DIRECTORS

OF

STARBURST I, INC.

Set forth below is a list of each executive officer and director of Starburst I, Inc. setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each individual is a United States citizen.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Ronald D. Fisher* **, a citizen of the United States of America Starburst I, Inc. One Circle Star Way San Carlos, California 94070	Director and President of SoftBank Holdings Inc., a wholly owned subsidiary of SoftBank Group Corp.	SoftBank Holdings Inc. 38 Glen Avenue Newton, Massachusetts 02459

Kabir Misra* ***, a citizen of the United States of America Starburst I, Inc. One Circle Star Way San Carlos, California 94070	Partner, SoftBank Capital, a venture capital organization affiliated with the SoftBank Group	SoftBank Capital One Circle Star Way San Carlos, California 94070

*	Director
**	President
***	Secretary and Treasurer

Appendix A-3

EXECUTIVE OFFICERS AND DIRECTORS

OF

GALAXY INVESTMENT HOLDINGS, INC.

Set forth below is a list of each executive officer and director of Galaxy Investment Holdings, Inc. setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Ronald D. Fisher* **, a citizen of the United States of America Galaxy Investment Holdings, Inc. One Circle Star Way San Carlos, California 94070	Director and President of SoftBank Holdings Inc., a wholly owned subsidiary of SoftBank Group Corp.	SoftBank Holdings Inc. 38 Glen Avenue Newton, Massachusetts 02459

Yoshimitsu Goto*, a citizen of Japan Galaxy Investment Holdings, Inc. One Circle Star Way San Carlos, California 94070	Executive Corporate Officer of SoftBank Group Corp.	SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan

Katsumasa Niki*, a citizen of Japan Galaxy Investment Holdings, Inc. One Circle Star Way San Carlos, California 94070	Corporate Officer of SoftBank Group Corp.	SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan

Joshua O. Lubov***, a citizen of the United States of America Galaxy Investment Holdings, Inc. One Circle Star Way San Carlos, California 94070	Treasurer and Chief Financial Officer of SoftBank Inc., a wholly owned subsidiary of SoftBank Group Corp.	SoftBank Inc. 38 Glen Avenue Newton, Massachusetts 02459

*	Director
**	President
***	Secretary and Treasurer

EXHIBIT INDEX

Exhibit	Description

99.1	Joint Filing Agreement, dated as of August 5, 2013, by and between SoftBank Group Corp., Starburst I, Inc. and Galaxy Investment Holdings, Inc. (incorporated herein by reference to Exhibit 99.1 of the Schedule 13D Amendment filed by SoftBank Group Corp., Starburst I, Inc., and Galaxy Investment Holdings, Inc. on August 6, 2013).

99.2	Agreement and Plan of Merger, dated as of October 15, 2012, by and among Sprint Nextel Corporation, SoftBank Group Corp. (f/k/a SoftBank Corp.), Starburst I, Inc., Sprint Corporation (then known as “Starburst II, Inc.”) and Starburst III, Inc. (included as part of Annex A beginning on page Annex A-1 to the Proxy Statement-Prospectus of Sprint Corporation filed May 1, 2013 and incorporated herein by reference) (File No. 333-186448).

99.3	First Amendment to Agreement and Plan of Merger, dated as of October 15, 2012, entered into as of November 29, 2012, by and among Sprint Nextel Corporation, SoftBank Group Corp. (f/k/a SoftBank Corp.), Starburst I, Inc., Sprint Corporation (then known as “Starburst II, Inc.”) and Starburst III, Inc. (included as part of Annex A beginning on page Annex A-132 to the Proxy Statement-Prospectus of Sprint Corporation filed May 1, 2013 and incorporated herein by reference) (File No. 333-186448).

99.4	Second Amendment to Agreement and Plan of Merger, dated as of October 15, 2012, entered into as of April 12, 2013, by and among Sprint Nextel Corporation, SoftBank Group Corp. (f/k/a SoftBank Corp.), Starburst I, Inc., Sprint Corporation (then known as “Starburst II, Inc.”) and Starburst III, Inc. (included as part of Annex A beginning on page Annex A-134 to the Proxy Statement-Prospectus of Sprint Corporation filed May 1, 2013 and incorporated herein by reference) (File No. 333-186448).

99.5	Third Amendment to Agreement and Plan of Merger, dated as of October 15, 2012, entered into as of June 10, 2013, by and among Sprint Nextel Corporation, SoftBank Group Corp. (f/k/a SoftBank Corp.), Starburst I, Inc., Sprint Corporation (then known as “Starburst II, Inc.”) and Starburst III, Inc. (incorporated herein by reference to Exhibit 2.1 of Sprint Corporation’s Current Report on Form 8-K filed June 11, 2013) (File No. 333-186448).

99.6	Warrant Agreement for Sprint Corporation Common Stock, dated as of July 10, 2013 (incorporated herein by reference to Exhibit 10.6 of Sprint Corporation’s Current Report on Form 8-K filed July 11, 2013) (File No. 001-04721).

99.7	Amended and Restated Certificate of Incorporation of Sprint Corporation (incorporated herein by reference to Exhibit 3.1 of Sprint Corporation’s Current Report on Form 8-K filed July 11, 2013) (File No. 001-04721).

99.8*	Restricted Stock Unit Agreement, dated as of March 17, 2014, by and between Galaxy Investment Holdings, Inc. and Ronald D. Fisher.

99.9	Power of Attorney, dated as of August 5, 2013, executed by Masayoshi Son (incorporated herein by reference to Exhibit 99.9 of the Schedule 13D Amendment filed by SoftBank Group Corp., Starburst I, Inc., and Galaxy Investment Holdings, Inc. on August 6, 2013).

99.10	Power of Attorney, dated as of August 5, 2013, executed by Ronald D. Fisher (incorporated herein by reference to Exhibit 99.10 of the Schedule 13D Amendment filed by SoftBank Corp., Starburst I, Inc., and Galaxy Investment Holdings, Inc. filed August 6, 2013).

99.11*	Power of Attorney, dated as of August 12, 2015, executed by Ronald D. Fisher as President of Galaxy Investment Holdings, Inc.

*	Filed herewith.